Exhibit 99.1

Results from TORM plc’s Annual General Meeting on 11 April 2019

At the Annual General Meeting (AGM) of TORM plc the following took place:

•	The Annual Report for 2018 including the accounts and the reports of the Directors and Auditors was approved, cf. resolution 1 of the AGM notice
•	The 2018 Directors Remuneration Report was approved, cf. resolution 2 of the AGM notice
•	Deloitte LLP was reappointed as the Company’s auditor, cf. resolution 3 of the AGM notice
•	The Directors were authorized to fix the remuneration of the Company auditors, cf. resolution 4 of the AGM notice
Voting details:
Eligible votes	73,905,975
Voted total	52,519,344
Voted total (%)	71.06

Proposal	Vote type	Voted	Voted (%)
1. To approve the Annual Report & Accounts 2018	For Against	52,516,673 0	71.06 0.00
2. To approve the Directors’ Remuneration Report	For Against	52,355,638 163,629	70.84 0.22
3. To re-appoint Deloitte LLP as auditor of the Company	For Against	52,519,345 0	71.06 0.00
4. To authorize the Directors to determine the remuneration of the auditor	For Against	52,518,095 1,250	71.06 0.00

CONTACT		TORM plc
Christopher H. Boehringer, Chairman, tel.:	+45 3917 9200	Birchin Court, 20 Birchin Lane
Jacob Meldgaard, Executive Director, tel.:	+45 3917 9200	London, EC3V 9DU, United Kingdom
Christopher Everard, General Manager, tel.:	+44 7920 494853	Tel.: +44 203 713 4560
www.torm.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “ton miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 7 / 11 April 2019	Results from TORM plc’s Annual General Meeting on 11 April 2019	Page 1 of 1